Exhibit 99.2

Cheetah Mobile Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: CMCM)

NOTICE OF ANNUAL GENERAL MEETING

To be held on September 17, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Cheetah Mobile Inc. (the “Company”) will be held at the offices of the Company at Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing, China on September 17, 2019 at 3:00 p.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on September 13, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.

By Order of the Board of Directors,
Cheetah Mobile Inc.

/s/ Sheng Fu
Sheng Fu
Chief Executive Officer and Director

Beijing, September 3, 2019